Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

FIRST AMERICAN CAPITAL CORPORATION ANNOUNCES

FILING OF SUPPLEMENT TO DUTCH AUCTION TENDER OFFER

Topeka, Kan., March 20, 2007 – First American Capital Corporation today announced the filing with the Securities and Exchange Commission (“SEC”) of a supplement to its Offer to Purchase dated March 2, 2007, which, among other things, discusses the increase of the minimum price offered in the Company’s modified “Dutch auction” tender offer from $1.00 to $1.50 per share, the extension of the expiration date for its offer to 5 p.m., Eastern time, on Monday, April 2, 2007, and the elimination and modification of certain conditions to the tender offer (the “Supplement”).

Stockholders who have not tendered shares in the tender offer may do so before 5 p.m., Eastern time, on Monday, April 2, 2007, by following the procedures for tendering shares contained in the tender offer materials, as supplemented.

First American was advised by UMB Bank, n.a., the Depositary for the offer, that, as of March 16, 2007, a total of 21,700 shares were tendered in the offer. None of these shares were tendered through notices of guaranteed delivery.

The terms of the offer are set forth in the Company’s Offer to Purchase dated March 2, 2007, as supplemented by the Supplement dated March 20, 2007, the Letter of Transmittal, the Schedule to the Tender Offer and Amendment No. 1 to the Schedule. Under the terms of the offer, stockholders will have the opportunity to tender some or all of their shares at a price not greater than $1.72, nor less than $1.50, per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will select for purchase those shares tendered with the lowest tender price first and then those tendered shares with increasing tender prices (in multiples of $0.05 above $1.50 to $1.70 and up to $1.72), up to a tender price level at which the product of the number of all such shares to be purchased multiplied by the highest tender price at which shares are so selected first equals or exceeds $500,000. The highest tender price at which shares are so selected will be the purchase price applicable to all shares selected for purchase in the offer regardless of whether a stockholder tendered at a lower price. If holders of more than $500,000 in value of shares properly tender their shares at or below the determined price per share, First American will purchase shares tendered by the holders, at the determined price per share, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, determined by dividing the remaining number of shares to be purchased by the Company in the Offer to Purchase by the number of all shares tendered. All shares purchased in the offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. Stockholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, less any applicable withholding taxes and without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the Offer to Purchase that was distributed to stockholders, as supplemented by the supplement. Tendering stockholders may continue to use the Letter of Transmittal which was previously circulated. While that Letter of Transmittal indicates that the Company is offering to pay $1.00 to $1.72 per share (in multiples of $0.05), stockholders using that Letter of Transmittal will nevertheless be subject to the increased minimum of $1.50 per share. Stockholders who have already tendered their shares need not take any further action to receive the increased minimum price of $1.50 per share, if their shares are selected by the Company for purchase in connection with the offer.

The offer will expire at 5 p.m., Eastern time, on Monday, April 2, 2007, unless extended by First American.

Any stockholder who requires tender offer materials may contact UMB Bank, n.a., the Depositary for the offer, at the telephone number indicated below.

In light of the extension of the expiration date for the tender offer, the Company intends to delay the effective date of the previously announced 1-for-3 reverse stock split of the Company’s common stock until after the market close on Friday, April 13, 2007.

None of First American, its Board of Directors, or the Depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of First American’s common stock. The solicitation of offers to buy First American’s common stock will only be made pursuant to the Offer to Purchase and related materials that First American distributed to stockholders. Stockholders should carefully read First American’s Tender Offer Statement on Schedule TO, including Amendment No. 1, filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, the Supplement, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and stockholders may obtain them free of charge from the SEC at the SEC’s website (www.sec.gov) or from UMB Bank, n.a., the Depositary, for the tender offer, toll free: 1-800-884-4225 or, within the Kansas City area, (816) 860-7786.

About First American Capital Corporation…First American Capital Corporation is a Topeka, Kan.-based financial services company founded in 1997. It is the parent company of First Life America Corporation, which sells innovative customer-driven life insurance and annuity products in eight states throughout the Midwest and Brooke Capital Advisors, Inc., formerly First Life Brokerage, Inc., which brokers life, health, disability and annuity products underwritten by First Life America and other insurance companies, as well as loans primarily for general insurance agencies specializing in hard-to-place insurance sales and funeral homes.

Contact…Bill Morton, First American Capital Corporation, 913-661-0123, bill.morton@brookeagent.com

This Press Release contains forward-looking statements. All forward-looking statements involve risks and uncertainties, and several factors could cause actual results to differ materially from those in the forward-looking statements. The following factors, among others, could cause actual results to differ from these indicated in the forward-looking statements: uncertainties that the Company will complete the tender offer and, if completed, the timing of such completion, how many shares will be accepted for purchase and at what cost; uncertainties as to whether conditions to which the tender offer is subject will be realized; uncertainties as to the effects of the tender offer on the market value and trading of the Company’s stock and on the Company’s cash flows; uncertainties as to the use by the Company of any shares repurchased; the uncertainty that the Company will achieve its short-term and long-term profitability and growth goals; uncertainties associated with market acceptance of and demand for the Company’s products and services; the impact of competitive products and pricing, the dependence on third-party suppliers and their pricing; its ability to meet product demand; the availability of funding sources; the exposure to market risks; uncertainties associated with the development of technology; changes in the law and in economic, political and regulatory environments; changes in management; the dependence on intellectual property rights; the effectiveness of internal controls; and risks and factors described from time to time in reports and registration statements filed by First American Capital Corporation with the Securities and Exchange Commission. A more complete description of the Company’s business is provided in First American Capital Corporation’s most recent annual, quarterly and current reports, which are available from the Company without charge or at http://www.sec.gov.